Paul Spencer

Managing Member – retired engineer (steel foundries process and tooling, quality assurance, metallurgy)
B.A. Mathematics – Univ. of Texas, 1970
Materials Science graduate study – Oregon Graduate Center, mid-1980s
Process & Tooling Manager @ ESCO, Portland, OR; Quality Manager @ Varicast (foundry in Portland, OR); Quality Manager @ Heraeus Shin-Etsu America (high-purity silica glass manufacturing plant in Camas, WA).